SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, December 22, 2017

1Q17 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM3 S.A. – BOLSA BRASIL BALCÃO: CSNA3) (NYSE: SID) discloses results for the first quarter of 2017 (1Q17). The information disclosed in Brazilian Reais and prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB); and also in accordance with accounting practices adopted in Brazil and fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and referenced by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of 09/01/2010. The below text encompasses the Company's consolidated results for the first quarter of 2017 (1Q17) and comparisons are for the fourth quarter of 2016 (4Q16) and for the first quarter of 2016 (1Q16) without Metallic, unless otherwise specified. The Real/U.S. Dollar exchange rate was R$3.1684 on March 31, 2017 and R$3.2591 on December 31, 2016.

Operating and Financial Highlights

•	EBITDA totaled R$1,333 million, 82% up on 1Q16, accompanied by an EBITDA margin of 28.7%, 11 p.p. higher than in the previous year.
•	Leverage declined by 3.2x, from 8.7x on 1Q16 to 5.5x on 1Q17.
•	Steel EBITDA came to R$610 million, 12% higher on 4Q16, while apparent steel consumption climbed 5.0% according to the Brazilian Steel Institute (IABr).

Highlights	1Q16	4Q16	1Q17	Change
				1Q17 x 4Q16	1Q17 x 1Q16
Steel Sales (thousand t)	1,248	1,187	1,194	1%	-4%
- Domestic Market	52%	62%	52%	-10%	0%
- Overseas Subsidiaries	42%	34%	41%	7%	-1%
- Exports	6%	4%	8%	4%	2%
Iron Ore Sales (thousand t)1	8,295	9,191	7,244	-21%	-13%
- Domestic Market	13%	14%	19%	5%	6%
- Exports	87%	86%	81%	-5%	-6%
Consolidated Results (R$ Million)
Net Revenue	3,997	4,519	4,412	-2%	10%
Gross Profit	923	1,349	1,318	-2%	43%
Adjusted EBITDA	733	1,249	1,333	7%	82%
Adjusted Net Debt	26,654	25,831	25,477	-1%	-4%
Adjusted Cash Position	6,472	5,762	5,146	-11%	-20%
Net Debt / Adjusted EBITDA	8.7x	6.3x	5.5x	(0,89x)	(3.22x)

¹ Adjusted EBITDA is calculated based on net income/loss, before depreciation and amortization, income taxes, the net financial result, results from investees, and other operating income (expenses) and includes the proportional share of the EBITDA of the jointly-owned investees MRS Logística and CBSI, as well as the Company’s 60% interest in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.
² Adjusted Net Debt and Adjusted Cash and Cash Equivalents included 33.27% of the stake in MRS, 60% of the interest in Namisa and 50% of the stake in CBSI until November 2015. As of December 2015, they included 100% of Congonhas Minérios, 32.27% of MRS and 50% of CBSI, excluding Forfaiting and drawee risk operations.

For further information, please visit our website: www.csn.com.br/ri

CSN’s Consolidated Results

  Net revenue totaled R$4,412 million in 1Q17, 2% down on 4Q16, due to lower sold volume in the mining segment and despite the price increases and the slight upturn in steel product sales volume compared with the previous quarter.
  COGS came to R$3,093 million in 1Q17, 2% lower than in the previous quarter.
  Gross profit totaled R$1,318 million, 2% down on 4Q16. The gross margin stood at 29.9%, in line with the previous quarter.
  Selling, general and administrative expenses amounted to R$488 million in 1Q17, 17% less than in 4Q16.
  Other operating income (expenses) was an expense of R$99 million in 1Q17, versus negative R$114 million in 4Q16.
  In 1Q17, the net financial result was negative by R$497 million, as a result of financial expenses of R$601 million, which has been partially offset by financial revenue of R$103 million.

Financial Result (R$ million)	1Q16	4Q16	1Q17
Financial Result - IFRS	(885)	(677)	(497)
Financial Revenue	243	115	103
Financial Expenses	(1,128)	(792)	(601)
Financial Expenses (ex-exchange variation)	(821)	(813)	(787)
Result with Exchange Variation	(307)	21	186
Monetary and Exchange Variation	936	5	308
Hedge Accounting	(554)	17	(135)
Derivative Result	(689)	(2)	13

  CSN’s equity result was a positive R$21 million in 1Q17, versus a negative R$24 million in 4Q16. This result was chiefly due to the performance of TLSA.

Share of Profit (Loss) of Investees (R$ million)	1Q16	4Q16	1Q17	Change
				1Q17 x 4Q16	1Q17 x 1Q16
MRS Logística	61	20	39	91%	(37%)
CBSI	1	1	-	-	-
TLSA	(7)	(35)	(4)	(88%)	(39%)
Arvedi Metalfer BR	-	-	(1)	-	-
Eliminations	(11)	(9)	(13)	45%	26%
Share of Profit (Loss) of Investees	46	(24)	21	-	(55%)
  CSN recorded a first-quarter net income of R$118 million, versus loss income of R$56 million in 4Q16. The result in 1Q17 is for the better performance of the financial result, which recorded R$ 497 million, and R$ 677 million in 4Q16, 27% down on the last quarter of 2016.

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Adjusted EBITDA (R$ million)	1Q16	4Q16	1Q17	Change
				1Q17 x s4Q16	1Q17 x 1Q16
Profit (Loss) for the Period	(777)	(56)	118	-	-
(*) Result of Discontinued Operations	-	3	-	-	-
(-) Depreciation	309	356	390	10%	26%
(+) Income Tax and Social Contribution	113	2	137	-	21%
(-) Net Financial Result	897	677	497	(27%)	(45%)
EBITDA (CVM Instruction 527)	542	982	1,142	(16%)	111%
(+) Other Operating Income / Expenses	126	114	99	(13%)	(21%)
(+) Share of Profit (Loss) of Investees	(46)	24	(21)	-	(54%)
(-) Proportionate EBITDA of Jointly-Owned Subsidiaries	110	129	113	(13%)	3%
Adjusted EBITDA	733	1,249	1,333	7%	82%
¹The Company discloses adjusted EBITDA excluding interests in investments operating income (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

  Adjusted EBITDA amounted to R$1,333 million in 1Q17, versus R$1,249 million in the previous quarter, accompanied by an adjusted EBITDA margin of 29%, 2.4 p.p. up.

¹The adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, which considered the stakes of 100% in CSN

Mineração, 37.27% in MRS and 50% in CBSI.

Debt

The adjusted amounts of EBITDA, debt and cash included the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI as of December 2015, as well as financial investments used as collateral for exchange operations on the B3 S.A. – BOLSA BRASIL BALCÃO. On March 31, 2017, consolidated net debt totaled R$25,477 million, while the net debt/EBITDA ratio, calculated based on LTM adjusted EBITDA, stood at 5.5x.

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Foreign Exchange Exposure

The FX exposure of our consolidated balance sheet on March 31, 2017 was US$ 603 million, ex bond as shown in the table below.

The hedge accounting adopted by CSN correlates projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

Foreign Exchange Exposure	IFRS
(US$ million)	12/31/2016	3/31/2017
Cash	914	1,091
Accounts Receivable	373	331
Total Assets	1,290	1,425
Borrowings and Financing	(4,373)	(4,327)
Suppliers	(97)	(115)
Other Liabilities	(18)	(15)
Total Liabilities	(4,488)	(4,458)
Foreign Exchange Exposure	(3,198)	(3,032)
Notional Amount of Derivatives Contracted, Net	-	-
Cash Flow Hedge Accounting	1,458	1,429
Net Foreign Exchange Exposure	(1,740)	(1,603)
Perpetual Bonds	1,000	1,000
Net Foreign Exchange Exposure excluding Perpetual Bonds	(740)	(603)

For further information, please visit our website: www.csn.com.br/ri

Capex

CSN invested R$189 million in 1Q17, 58% less of 4Q16.

Capex (R$ million)	1Q16	4Q16	1Q17
Steel	119	208	92
Mining	62	78	59
Cement	139	135	24
Logistics	10	23	13
Other	-	8	-
Total Capex - IFRS	330	452	189

Working Capital

The working capital invested in the Company’s business totaled R$3,031 million in 1Q17, R$161 million more than in 4Q16, chiefly due to the R$171 million increase in inventories. On a same comparison basis, the average receivable period down on 2 days, while payment periods and inventory turnover increased by 5 days and 10 days, respectively.

To calculate working capital, CSN adjusts its assets and liabilities as demonstrated below:

  Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits.;
  Inventories: Includes Estimated Losses and excludes Spare Parts, which are not part of the cash conversion cycle, and will be booked in Fixed Assets when consumed;
  Recoverable Taxes: Composed only by the Income (IRPJ) and Social Contribution (CSLL) Taxes amount included in Recoverable Taxes;
  Taxes Payable: Composed by the Current Liabilities account Taxes Payable plus Taxes in Installments;
  Advance from Clients: Subaccount of Other Liabilities recorded in Current Liabilities;
  Suppliers: Includes Forfaiting and Drawee Risk (Note 13 to the Quarterly Information - ITR).

Working Capital (R$ Million)	1Q16	4Q16	1Q17	Change
				1Q17 x 4Q16	1Q17 x 1Q16
Assets	5,573	5,210	5,526	316	-47
Accounts Receivable	1,689	1,905	1,849	-57	160
Inventories Turnover	3,587	3,251	3,562	311	-24
Advances to Taxes	298	54	115	60	-183
Liabilities	2,266	2,340	2,495	155	229
Suppliers	1,543	1,763	1,934	171	392
Salaries and Social Contribution	244	254	252	-2	8
Taxes Payable	412	232	190	-41	-222
Advances from Clients	67	91	119	28	52
Working Capital	3,307	2,870	3,031	161	-276

Turnover Ratio (days)	1Q16	4Q16	1Q17	Change
				1Q17 x 4Q16	1Q17 x 1Q16
Receivables	33	35	33	-2	0
Supplier Payment	46	51	56	5	10
Investory Turnover	106	94	104	10	-2
Cash Conversion Cycle	93	78	81	3	-12

For further information, please visit our website: www.csn.com.br/ri

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy.

The main assets and/or companies comprising each segment are presented below:

Notes: As of 2013, the Company ceased the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI. For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, in line with historical data. In the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the “Corporate Expenses/Elimination” column.

Since the end of 2015, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated results have included all the data related to this new company.

For further information, please visit our website: www.csn.com.br/ri

1Q17 Result (R$ million)	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Corporate Expenses/Elimination	Consolidated
Net Revenue	3,071	1,174	55	323	126	90	(428)	4,412
Domestic Market	1,789	190	55	323	126	90	(584)	1,990
Exports	1,283	984	-	-	-	-	156	2,422
Cost of Goods and Services
	(2,395)	(636)	(37)	(280)	(130)	(69)	454	(3,093)
Sold
Gross Profit	677	538	18	43	(4)	21	25	1,318
S&A expenses	(235)	(40)	(7)	(24)	(19)	(7)	(156)	(488)
Depreciation	169	123	3	104	35	4	(48)	390
Proportionate EBITDA of
	-	-	-	-	-	-	113	113
Jointly-Owned Subsidiaries
Adjusted EBITDA	610	620	14	123	12	19	(65)	1,333

4Q16 Result (R$ million)	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Corporate Expenses/Elimination	Consolidated
Net Revenue	2,962	1,317	62	324	128	67	(341)	4,519
Domestic Market	1,979	168	62	324	128	67	(570)	2,159
Exports	982	1,149	-	-	-	-	228	2,359
Cost of Goods and Services
	(2,334)	(797)	(34)	(237)	(133)	(48)	413	(3,170)
Sold
Gross Profit	628	521	28	87	(5)	19	72	1,349
S&A expenses	(262)	(133)	(6)	(9)	(20)	(7)	(148)	(585)
Depreciation	179	124	3	58	28	4	(41)	356
Proportionate EBITDA of
	-	-	-	-	-	-	129	129
Jointly-Owned Subsidiaries
Adjusted EBITDA	545	511	26	137	2	17	12	1,249

Steel

According to the World Steel Association (WSA), global crude steel production totaled 410 billion tonnes in the first quarter of 2017, 5.7% more than in 1Q16. According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 8.2 million tonnes, 10.9% up. Domestic flat rolled steel production totaled 5.4 million tonnes, 6.9% up on 1Q16, while apparent consumption moved up by 5.0%, to 4.6 million tonnes, with domestic sales of 4.0 million tonnes and imports of 637,000 tonnes. Exports totaled 3.8 million tonnes, 17.4% more than in the same period last year. According

For further information, please visit our website: www.csn.com.br/ri to the Brazilian Steel Distributors’ Association (INDA), 1Q17 steel purchases sales remain flat, while sales fell 8.7%, totaling 759,600 tonnes and 708,600 tonnes, respectively. Inventories stood at 951,500 tonnes at the close of 1Q17, 3.6% more than in the previous quarter while inventory turnover fell to 3.7 months.

Automotive

According to the Auto Manufacturers’ Association (ANFAVEA), vehicle production totaled 610 million units in 1Q17, 24% up on 1Q16. In the same period, new car, light commercial vehicle, truck and bus licensing fell by 1.9% to 472,000 units. The association expects an increase of 4.0% in vehicle licensing in 2017, with the sale of 2.13 million units and production of 2.41 million units, 11.9% more than in 2016.

Construction

According to the Construction Material Manufacturers’ Association (ABRAMAT), sales of building materials fell 6.3% between 1Q16 and 1Q17.

Home Appliances

According to the Brazilian Institute of Geography and Statistics (IBGE), home appliance production increased 4.5% in the first quarter over the same period last year.

Results from CSN’s Steel Operation

  Total sales came to 1,194,000 tonnes in 1Q17, 1% up quarter-on-quarter, broken down as follows: 52% from the domestic market, 40% from our subsidiaries abroad and 8% from exports.
  In 1Q17, CSN’s domestic steel sales came to 617,000 tonnes, 16% less than in 4Q16. Of this total, 566,000 tonnes corresponded to flat steel and 51,000 tonnes to long steel.
  First-quarter export sales amounted to 577,000 tonnes, 28% up on the 4Q16 figure. Of this total, direct exports reached 92,000 tonnes, the overseas subsidiaries sold 485,000 tonnes, 157,000 LLC, 228,000 by SWT and 100,000 by Lusosider.
  In the first quarter, CSN maintained its high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and tin plate accounted for 59% of flat steel sales, 1.4% up on 4Q16, including all the markets where the Company operates. The export market was one of the quarter's highlights, with the share of coated products remaining high, at 87% in 1Q17.
  Net revenue totaled R$3,071 million in 1Q17, 4% up on 4T16, mostly due to higher steel sales volume and the price increase observed this quarter. In the first quarter, average net revenue per tonne stood at R$2,522, 3% higher than in 4Q16.
  COGS moved up by 3% over the previous quarter, to R$2,395 million.

For further information, please visit our website: www.csn.com.br/ri

  Company’s production cost amounted to R$1,865 million in 1Q17, 4% more than in 4Q16, particularly due to the increase in coal prices.
  The slab production cost reached R$1,367/t, 16% up on 4Q16.
  Adjusted EBITDA totaled R$610 million in the first quarter, increasing by 12% over the R$545 million posted in 4Q16. The adjusted EBITDA margin increased 1.5 p.p. over the previous quarter, to 19.9%.

Flat Steel Production (Thousand tonnes)	1Q16	4Q16	1Q17	Change
				1Q17 x 4Q16	1Q17 x 1Q16
Total Slabs (UPV + Third Parties)	836	1,058	999	(6%)	20%
Crude Steel Production	835	942	982	4%	18%
Third Parties Slabs	1	116	18	-	-
Total Rolled Products	746	952	874	(8%)	17%
Total Long Steel	38	54	53	-	39%

Mining

Demand for steel in China remained high, influenced by heavy investments in infrastructure and the strong construction activity in the first quarter. Given this scenario, rising steel prices pushed up iron ore prices, which came to more than US$95.00/dmt in February and averaged US$85.64/dmt (Platts, Fe62%, N. China) at the end of 1Q17, 21% up quarter-on-quarter.

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In the first quarter, maritime freight was positively impacted by the upturn in crude prices and, consequently, in ship fuel. As a result, Route BCI-C3 (Tubarão-Qingdao) averaged US$13.03/t, 10% up on 4Q16.

Results from CSN’s Mining Operation

  CSN’s first-quarter iron ore production totaled 7.8 million tonnes, in line with the 4Q16 figure.
  Iron ore sales amounted to 7.2 million tonnes in 1Q17, 21% down on 4Q16. CSN Mineração sold 1.3 million tonnes of iron ore to the President Vargas Plant (UPV).

Production Volume and Mining Sales (thousand t)	1Q16	4Q16	1Q17	Change
				1Q17 x 4Q16	1Q17 x 1Q16
Iron Ore Production¹	7,326	7,758	7,858	1%	7%
Third Parties Purchase	617	609	137	(78%)	(78%)
Total Production + Purchase	7,943	8,367	7,995	(4%)	1%

UPV Sale	1,047	1,264	1,347	7%	29%
Third Parties Sales Volume	7,248	7,927	5,897	(26%)	(19%)
Total Sales	8,295	9,191	7,244	(21%)	(13%)
¹ Production and sales volumes included the stakes of 100% in NAMISA until November 2015 and 100% in Congonhas in December 2015.
2 As of December 2015, Congonhas Minérios began selling iron ore to CSN’s President Vargas Plant (UPV).

  Net revenue from mining operations totaled R$1,174 million in 1Q17, 11% down on 4Q16 due to the lower sales volume. CRF+FOB unit revenue stood at US$53/t in 4Q16 , 20% up on the previous quarter, while the iron ore price index (Platts, 62% Fe, N. China) rose 21% in the same period.
  In the first quarter, mining COGS totaled R$636 million, 20% less than in 4Q16, influenced by lower sales volume.
  Adjusted EBITDA amounted to R$620 million in 1Q17, 20% higher than in 4Q16, accompanied by an adjusted EBITDA margin of 52.8%, 14.0 p.p. up, chiefly due to the reduction in total sales volume.

The table above shows the breakdown of CSN's price of modality, CFR+FOB, by quarter, as of 2Q16.

Logistics

Railway Logistics: first-quarter net revenue totaled R$323 million, generating EBITDA of R$123 million and an EBITDA margin of 38%.

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Port Logistics: in the first quarter, Sepetiba Tecon handled 275,000 tonnes of steel products, in addition to 5,000 tonnes of general cargo and approximately 30,000 containers. First-quarter net revenue came to R$55 million, accompanied by EBITDA of R$14 million and an EBITDA margin of 26%.

Sepetiba TECON Highlights	1Q1	4Q16	1Q17	Change
				1Q17 x 4Q16	1Q17x 1Q16
Container Volume (thousand units)	39	35	30	(15%)	(23%)
Steel Product Volume (thousand t)	143	338	275	(19%)	92%
General Cargo Volume (thousand t)	12	7	5	(27%)	(58%)

Cement

According to IBGE’s Monthly Survey of Industry (PIM-PF), Brazil’s cement production in the last twelve months recorded year-on-year reduction of 9.3%, in line with the civil construction segment’s performance.

Preliminary figures from the Cement Industry Association (SNIC) indicate local cement sales of 13 million tonnes in 1Q17, 8.2% less than in the previous year. The SNIC expects 2017 cement sales to fall by between 5% and 7% over 2016.

Results from CSN’s Cement Operation

In 1Q17, cement sales amounted to 821,000 tonnes, 3% more than in 4Q16, while net revenue came to R$126 million EBITDA totaled R$12 million, with an EBITDA margin of 10%.

Cement Highlights (thousand t)	1Q16	4Q16	1Q17	Change
				1Q17 x 4Q16	1Q17x 1Q16

Total Production	580	801	817	2%	41%

Total Sales	571	799	821	3%	44%

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption until March 2017 recorded a year-on-year increase of 2.0%, to 118GWh. Consumption in the industrial and commercial segments grew by 1.1% and 0.5%, respectively.

Results from CSN’s Energy Operation

In 1Q17, net revenue from energy operations totaled R$90 million, EBITDA stood at R$19 million and the EBITDA margin was 21%.

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Capital Market

CSN’s shares appreciated by 6% in 1Q17, while the Ibovespa increased by 7% in the same period. Daily traded volume on the B3 S.A. – BOLSA BRASIL BALCÃO averaged R$51.8 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) appreciated by 15%, versus the Dow Jones’ 1% upturn. On the NYSE, daily traded volume of CSN’s ADRs averaged US$8.3 million.

1Q17
Number of shares in thousand	1,387,524
Market Cap
Closing price (R$/share)	11.47
Closing price (US$/ADR)	3.70
Market Capitalization (R$ million)	15,915
Market Capitalization (US$ million)	5,134
Total return including dividends and interest on equity
CSNA3	6%
SID	15%
Ibovespa	7%
Dow Jones	1%
Volume
Daily Average (thousand shares)	4,555
Daily Average (R$ thousand)	51,755
Daily Average (thousand ADRs)	2,302
Daily Average (US$ thousand)	8,346
Source: Bloomberg

Webcast – 1Q17 Earnings Presentation	Investor Relations Team
Conference Call in Portuguese with Simultaneous Translation	Diretor Executivo – David Salama
into English	Leo Shinohara (leonardo.shinohara@csn.com.br)
October 31, 2017 – Tuesday	Jose Henrique Triques (jose.triques@csn.com.br)
12:30 p.m. (US EDT)	Carla Fernandes (carla.fernandes@csn.com.br)
02:30 p.m. (Brasília time)	Bruno Souza (bruno.souza@csn.com.br)
Phone: +1 (516) 300-1066
Code: CSN
Replay phone: +55 (11) 3127-4999
Replay code: 42709759
Conference ID: CSN
Webcast: www.csn.com.br/ri

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

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INCOME STATEMENT
CONSOLIDATED – Corporate Law (In thousand of R$)
	1Q16	4Q16	1Q17
Net Revenues	3,997,286	4,518,596	4,411,596
Domestic Market	1,701,293	2,159,265	1,989,552
Foreign Market	2,295,993	2,359,331	2,422,044
Cost of Goods Sold (COGS)	(3,073,661)	(3,169,630)	(3,093,474)
COGS, excluding depreciation	(2,770,932)	(2,833,972)	(2,711,868)
Depreciation allocated to COGS	(302,729)	(335,658)	(381,606)
Gross Profit	923,625	1,348,966	1,318,122
Gross Margin (%)	23%	30%	30%
Selling Expenses	(447,175)	(446,470)	(367,575)
General and Administrative Expenses	(156,408)	(118,400)	(112,398)
Depreciation allocated to SG&A	(5,866)	(20,173)	(8,278)
Other operation income (expense), net	(138,823)	(114,226)	(99,189)
Share of profits (losses) of investees	45,624	(23,555)	21,105
Operational Income before Financial Results	220,977	626,142	751,787
Net Financial Results	(884,599)	(677,171)	(497,224)
Income before social contribution and income taxes	(663,622)	(51,029)	254,563
Income Tax and Social Contribution	(113,408)	(1,929)	(136,948)
Continued operations, net	(777,030)	(52,958)	117,615
Discontinued Operations, Net	333	(2,775)
Profit/(Loss) for the period	(776,697)	(55,733)	117,615

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BALANCE SHEET
Company Corporate Law (In Thousand of R$)
	Consolidated
	12/31/2016	03/31/2017
Current assets	12,444,918	12,149,265
Cash and cash equivalents	5,631,553	5,050,484
Trade receivables	1,997,216	1,931,081
Inventories	3,964,136	4,259,964
Other current assets	852,013	907,736
Non-current assets	31,708,705	31,628,900
Long-term receivables	1,745,971	1,791,202
Investments measured at amortized cost	4,568,451	4,652,783
Property, plant and equipment	18,135,879	17,921,071
Intangible assets	7,258,404	7,263,844
Total assets	44,153,623	43,778,165
Current liabilities	5,496,683	5,407,953
Payroll and related taxes	253,837	251,521
Suppliers	1,763,206	1,934,358
Taxes payable	231,861	177,488
Borrowings and financing	2,117,448	1,837,999
Other payables	1,021,724	1,105,992
Provision for tax, social security, labor and civil risks	108,607	100,595
Non-current liabilities	31,272,419	30,700,275
Borrowings and financing	28,323,570	27,688,594
Deferred Income Tax and Social Contribution	1,046,897	1,084,701
Other payables	131,137	128,301
Provision for tax, social security, labor and civil risks	704,485	729,831
Other provisions	1,066,330	1,068,848
Shareholders’ equity	7,384,521	7,669,937
Paid-in capital	4,540,000	4,540,000
Capital reserves	30	30
Acumulated Losses	(1,301,961)	(1,216,331)
Statutory reserve	2,956,459	3,124,251
Non-controlling interests	1,189,993	1,221,987
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	44,153,623	43,778,165

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CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (In Thousand of R$)
	4Q16	1Q17
Net cash generated by operating activities	501,798	(104,517)
(Net Losses) / Net income attributable to controlling shareholders	(82,164)	85,630
Loss for the period attributable to non-controlling interests	26,431	31,985
Charges on borrowings and financing	698,075	670,722
Depreciation, depletion and amortization	365,782	401,276
Share of profits (losses) of investees	23,555	(21,105)
Deferred income tax and social contribution	(73,048)	22,793
Foreign exchange and monetary variations, net	102,301	(272,176)
Result from derivative financial instruments	(5,829)	(13,224)
Write off fixed assets and intangible	26,548	2,572
Accrued actuarial liability	(18,803)
Gain with business combination	(38,483)
Gain on divestiture from assets	(252,023)
Environmental liabilities and Deactvation Provisions	18,271	2,518
Impairment Fair Value Transnordestina	387,989
Fiscal, Social Security, Labor, Civil and Environmental Provisions	2,817	18,179
Working Capital	(139,630)	(103,895)
Accounts Receivable	(85,853)	87,436
Trade Receivables – Related Parties	(2,859)	(21,349)
Inventory	(164,844)	(312,169)
Interest receive - Related Parties	27,633	1,727
Judicial Deposits	13,354	(15,347)
Suppliers	195,354	192,477
Taxes and Contributions	(60,711)	(59,047)
Others	(61,704)	22,377
Others Payments and Receipts	(539,991)	(929,792)
Interest Expenses	(539,991)	(929,792)
Cash Flow from Investment Activities	(572,077)	(153,386)
Fixed Assets/Intangible	(452,170)	(188,573)
Derivative transactions	(9,394)	15,200
Related parties loans	(64,343)	(15,188)
Loans / Receive loans - related parties		9,472
Short-term investment, net of redeemed amount	(418,707)	25,703
Cash and Cash Equivalent from discontinued operations	40,702
Net Cash from Divestiture from discontinued operations investments	331,835
Cash Flow from Financing Companies	(128,354)	(306,516)
Borrowings and financing raised, net of transaction costs	22,597
Borrowing amortizations - principal	(151,196)	(306,516)
Borrowing costs	245
Foreign Exchange Variation on Cash and Cash Equivalents	(21,577)	9,053
Free Cash Flow	(220,210)	(555,366)

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SALES VOLUME CONSOLIDATED (thousand tonnes)
	1Q16	4Q16	1Q17	Change
				1Q17 x 4Q16	1Q17 x 1Q16
Flat Steel	611	689	566	(123)	(45)
Slabs	-	-	-	-	-
Hot Rolled	220	243	215	(29)	(6)
Cold Rolled	108	137	118	(19)	9
Galvanized	197	207	157	(50)	(40)
Tin Plates	85	102	77	(26)	(8)
Long Steel UPV	38	47	51	4	13
DOMESTIC MARKET	649	736	617	(119)	(32)

	1Q16	4Q16	1Q17	1Q17 x 4Q16	1Q17 x 1Q16
Flat Steel	381	270	349	79	(32)
Hot Rolled	59	9	20	11	(39)
Cold Rolled	27	18	24	6	(3)
Galvanized	265	202	258	56	(7)
Tin Plates	30	41	48	6	18
Long Steel (profiles)	216	181	228	47	12
FOREIGN MARKET	597	451	577	126	(20)

	1Q16	4Q16	1Q17	1Q17 x 4Q16	1Q17 x 1Q16
Flat Steel	992	959	915	(44)	(77)
Slabs	-	-	-	-	-
Hot Rolled	280	252	235	(17)	(45)
Cold Rolled	135	155	141	(14)	6
Galvanized	462	408	415	7	(47)
Tin Plates	115	144	124	(20)	9
Long Steel UPV	38	47	51	4	13
Long Steel (profiles)	216	181	228	47	12
TOTAL MARKET	1.246	1.187	1.194	7	(52)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 22, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.